UNITED STATES

SECURITIES AND ECHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February, 2022

Commission File Number 1-31615

Sasol Limited

50 Katherine Street

Sandton 2196

South Africa

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

SASOL LIMITED
INTERIM FINANCIAL RESULTS

for the six months ended 31 December 2021

PLANET
PEOPLE
PROFIT

A balanced approach acrosspeople, planet and profit

Purpose
Innovating for a better world

SASOL LIMITED GROUP

Salient features

People	Planet	Profit
Safety is our top priority with a zero harm ambition	Holistic climate change response as part of our Just Transition	EBIT up 12% to **R24,3 billion** Adjusted EBITDA up 71% to **R31,8 billion**
Safety Recordable Case Rate (RCR) of **0,28**	Leading the Boegoebaai green hydrogen pre-feasibility study	Cash fixed costs* **up 2%** in real terms * Excluding impacts of non-recurring items, short-term incentives, inflation, translation impacts and asset divestments
Intensified safety focus **five** tragic fatalities	**600 MW** Renewables RFP* concluded *Request for proposal	Net debt: EBITDA **1,3 times** well below covenant of 3,0 times
> R1 billion spend on skills and socioeconomic development	**> 10** Sustainable Aviation Fuel opportunities being explored	EPS up 2% to **R23,98** Core HEPS up >100% to **R22,52**

Sasol is a global chemicals and energy company. We harness our knowledge and expertise to integrate sophisticated technologies and processes into world-scale operating facilities.

We safely and sustainably source, produce and market a range of high-quality products in 23 countries, creating value for stakeholders. Our purpose 'Innovating for a better world' compels us to deliver on triple bottom line outcomes of People, Planet and Profit, responsibly and always with the intent to be a force for good.

We have prioritised five Sustainable Development Goals to ensure our business is environmentally, socially and economically sustainable.

The past two years have seen businesses faced with significant social, business and macroeconomic challenges as a result of the COVID-19 pandemic globally. Despite the current risks and uncertainty playing out, there are clear signs of recovery to pre-pandemic levels. Sasol has benefitted from this recovery, and our first half financial performance has been underpinned by a favourable macroeconomic environment, with higher product prices and stronger demand.

Furthermore, Sasol has taken significant strides towards a holistic climate change response as part of the energy transition, playing a key role in South Africa’s transition to a greener future. Our plans to reduce our carbon footprint are ambitious and will see our business fundamentally transform in the next decade.

Our continued mitigation strategies and protocols in response to the COVID-19 pandemic have been effective with minimal disruption to our operations across all sites in this period. We also continue to extend support to our employees and local communities through various upliftment and educational programmes to create opportunities and deliver shared value.

We are deeply saddened by the five workplace fatalities which occurred in the reporting period. We are gravely concerned about our safety performance, considering the significant improvement in our safety performance in 2021. Safety remains our top priority and we are fully committed to turning the tide on our recent safety performance through intensified efforts to make sure our people return home to their families unharmed at the end of each day. We are prioritising additional leadership focus areas and are enhancing assurance levels on critical controls. We continue to strive towards our ambition of zero harm.

The overall financial performance for the six months ended 31 December 2021 saw the Company benefitting from higher gross margins as a result of improved Brent crude oil and chemical prices, coupled with strong cost and capital expenditure performance. This was, however, offset by the operational challenges experienced in our Southern African coal to liquids value chain which resulted in lower production of liquid fuels and chemicals. Chemicals America also recorded lower production compared to the prior period as a result of the divestment of 50% of the US Base Chemicals Business which was concluded in December 2020, as well as lower than planned ethylene production.

The asset divestment programme is drawing to a close, with a few transactions still awaiting regulatory approvals and we are expecting this programme to be concluded before June 2022. This has led to a significantly deleveraged balance sheet, which positions us well to execute our decarbonisation and sustainable growth strategy.

Looking forward, we are focusing strongly on the identified initiatives to address the quality and availability of coal for our existing operations in South Africa leading up to June 2022 through a combination of initiatives to increase our own productivity as well as coal purchases. Volume recovery plans for liquid fuels and chemicals are being prioritised and we are confident that these challenges will be resolved. In the US, we are ramping up our specialty chemicals units to maximise profitability of this site, in a prime location with space that provides opportunities in the longer term. We are intensifying efforts to restore safety and operational discipline as the foundation of our operating environment.

Our Sasol 2.0 transformation programme is well underway and delivering value against the targets set for cash fixed cost, gross margin, capital and working capital. Although, we might have to re-prioritise and phase the interim Sasol 2.0 targets as a result of the operational challenges, we remain committed to deliver the set targets by 2025.

In conclusion, we are very excited about our longer-term prospects to become a more resilient, sustainable and competitive business. Sasol has a unique portfolio of assets leveraging different technologies, and a leading position in South Africa and market leadership in several other areas. We have clear plans to decarbonise our operations through multiple viable pathways over time and deliver competitive and sustainable returns, while laying the foundations for our future sustainability ventures into sustainable fuels and chemicals.

1	Sasol Interim Financial Results 2022

SASOL LIMITED GROUP

Introduction

Sasol delivered a mixed set of results for the six months ended 31 December 2021, benefitting from a favourable macroeconomic environment and increased demand following the easing of COVID-19 lockdown restrictions globally. However, this was offset by the operational challenges faced at our South African operations where coal quality and supply were constrained and resulted in lower production.

Mining productivity was 16% lower than the prior period due to safety incidents, adverse weather conditions and slower than expected ramp-up of the full calendar operations integrated shift system (Fulco). The consequence of the reduced coal feed resulted in lower production volumes at our Secunda Operations (SO). We have put in place comprehensive short, medium and long-term plans to address performance challenges and we are increasing coal purchases to restore the stockpiles to target levels.

Earnings before interest, tax, depreciation and amortisation (EBITDA) increased by 2% to R31,2 billion. The favourable macroeconomic environment contributed to a net increase in operating cash flows of 60% to R27,9 billion. Balance sheet strengthening continues with net debt to EBITDA (bank definition) of 1,3 times and gearing reduced to 59,1% from 61,5% at 30 June 2021.

Macroeconomic environment

Our business benefitted from a 62% increase in the average rand per barrel price of Brent crude oil and a 49% increase in the average Chemicals sales basket price (US$/t). Oil prices averaged US$76,63/bbl for the period and refining margins averaged US$8,38/bbl, offset by a strengthening in the average rand/US dollar exchange rate. The business was, however, negatively impacted by lower production volumes due to operational challenges.

		Half year	Half year
	% change	31 Dec 21	31 Dec 20
Rand/US dollar average exchange rate	(8)	15,03	16,26
Rand/US dollar closing exchange rate	9	16,00	14,70
Average dated Brent crude oil price (US dollar/barrel)	76	76,63	43,62
Average rand oil price (rand/barrel)	62	1 152	709
Refining margins (US dollar/barrel)	95	8,38	4,29
Chemicals average sales basket price (US dollar/ton)	49	1 523	1 019
Average ethane feedstock (US cents/gallon)	72	36,84	21,43

Earnings performancei, ii, iii

Earnings before interest and tax (EBIT) was R24,3 billion, an increase of 12% compared to the prior period. This performance was underpinned by a strong macroeconomic environment with higher crude oil prices, refining margins and chemicals prices coupled with increased demand, negated by lower production volumes due to operational challenges at SO.

The Chemicals business benefitted from higher chemical basket prices, which were 49% higher compared to the prior period prices. Sales volumes were only 12% lower compared to the prior period, notwithstanding the divestment of the US base chemicals assets and lower production at the Secunda and Sasolburg Chemicals Operations. As a result, revenue increased by 22% compared to the prior period.

EBIT for the Chemicals business increased by more than 100% to R14,3 billion compared to R5,9 billion in the prior period. Remeasurement items for the period include a reversal of a prior year impairment of R1,4 billion relating to the Chemical Work-Up and Heavy Alcohols Cash Generating Unit (CGU) in South Africa due to a higher price outlook on the back of a sustained increase in demand for alcohols into the personal hygiene market during and post the COVID-19 pandemic. Excluding remeasurement items, EBIT also increased by more than 100% compared to the prior period.

The Energy business saw a strong recovery in liquid fuels demand following the easing of lockdown restrictions in South Africa and higher Brent crude oil prices and refining margins compared to the prior period. EBIT for the Energy business increased by more than 100% to R15,4 billion compared to the prior period of R7,3 billion, despite lower production volumes at SO following coal quality and supply constraints at Mining. The EBIT for the current period includes a profit of R4,9 billion from the disposal of the Canadian shale gas assets relating to the realisation of a foreign currency translation reserve. Excluding remeasurement items, EBIT increased by 44% compared to the prior period.

Mining initiated an operational recovery plan in November 2021 to address the deterioration in safety standards and production performance shortfalls. The plan includes a heightened safety focus, progressing the realisation of Fulco’s benefits and higher external coal purchases to replenish the stockpile until the baseline is restored. We continue to focus on predictive maintenance strategies at SO to protect our asset reliability with adequate sustenance and maintenance spend assigned for the remainder of the year.

Cash fixed costs, excluding the impact of non-recurring items, short-term incentives, inflation, translation impacts and asset divestments, increased by 2% in real terms compared to the prior period. The increase in cost relates to higher maintenance and labour as a result of salary increases and implementation of Fulco at Mining, partly offset by cost saving initiatives.

Our key metrics were as follows:

●	EBIT of R24,3 billion compared to R21,7 billion in the prior period;
●	Adjusted EBITDAiv increased by 71% from R18,6 billion in the prior period to R31,8 billion;
●	Basic earnings per share (EPS) increased by 2% to R23,98 per share compared to the prior period;
●	Headline earnings per share (HEPS) decreased by 21% to R15,21 per share compared to the prior period;
●	Core headline earnings per share[v] (CHEPS) increased by more than 100% to R22,52 compared to the prior period;

2	Sasol Interim Financial Results 2022

●	Capital expenditure of R10,4 billion compared to R7,5 billion in the prior period, in line with previous market guidance;
●	Working capital ratio of 15,8% (excluding assets and liabilities classified as held for sale) compared to 14,9% for the prior period, slightly higher than guidance provided as a result of operational challenges and higher value of inventory and receivables following increased prices; and
●	Gearing reduced to 59,1% from 61,5% at 30 June 2021.

Earnings were impacted mainly by the following non-cash adjustments:

●	Reversal of impairments of R1,4 billion mainly due to a higher price outlook on the back of a sustained increase in demand for alcohols into the personal hygiene market during and post the COVID-19 pandemic;
●	R4,9 billion gain on the realisation of the foreign currency translation reserve (FCTR), on the divestment of our Canadian shale gas assets;
●	Losses of R0,1 billion on the translation of monetary assets and liabilities due to a 3% weakening of the closing rand/US dollar exchange rate compared to 30 June 2021; and
●	Losses of R5,3 billion on the valuation of financial instruments and derivative contracts.

Earnings analysis

Adjusted EBITDAiv reconciliation to EBIT

		Half year	Half year
		31 Dec 21	31 Dec 20
	% change	Rm	Rm
Adjusted EBITDAiv	71	31 803	18 608
Remeasurement items¹		5 813	2 519
Share-based payments²		(596)	(854)
Unrealised hedging (losses)/gains³		(3 434)	4 654
Unrealised translation (losses)/gains⁴		(1 459)	5 991
Change in discount rate of environmental provisions		(883)	(220)
Earnings before interest, tax, depreciation and amortisation (EBITDA)	2	31 244	30 698
Depreciation and amortisation		(6 935)	(9 048)
Earnings before interest and tax (EBIT)	12	24 309	21 650

1	Remeasurement items include a R1,4 billion impairment reversal of our Chemical Work-up & Heavy Alcohols CGU and a R4,9 billion gain on realisation of the FCTR on the divestment of our Canadian shale gas assets.
2	Share-based payments includes both cash-settled and equity-settled share-based payment charges.
3	Consists of unrealised net (losses)/gains on all derivatives and hedging.
4	Unrealised translation (losses)/gains arising on the translation of monetary assets and liabilities into functional currency.

CHEPSv reconciliation

		Half year	Half year
		31 Dec 21	31 Dec 20
		Rand	Rand
	% change	per share	per share
Basic earnings per share	2	23,98	23,41
Net remeasurement items		(8,77)	(4,25)
Headline earnings per share	(21)	15,21	19,16
Translation impact of closing exchange rate¹		1,13	(8,58)
Realised and unrealised net losses/(gains) on hedging activities²		6,05	(5,90)
Implementation of Khanyisa B-BBEE transaction³		0,13	0,64
LCCP operating losses during ramp-up		—	2,54
Core headline earnings per shareV	>100	22,52	7,86

1	Translation losses/(gains) arising on the translation of monetary assets and liabilities into functional currency.
2	Consists of realised and unrealised net losses/(gains) on all derivatives and hedging activities.
3	Sasol Khanyisa equity-settled share-based payments charges recorded in the employee-related expenditure line in the income statement.

Effective tax rate

Our effective corporate tax rate increased from 16,2% to 24,3%. The effective corporate tax rate is 3,7% lower than the South African corporate income tax rate of 28%, mainly due to the realisation of FCTR on the disposal of our Canadian shale gas assets through the income statement.

3	Sasol Interim Financial Results 2022

SASOL LIMITED GROUP

Balance sheet management

Cash generated by operating activities increased by 73% to R20,3 billion compared to the prior period. Actual capital expenditure amounted to R10,4 billion compared to R7,5 billion during the prior period. The higher capital expenditure is due largely to the absence of a phased shutdown at SO in the prior period and increased sustenance capital expenditure in the current period.

Our net debt to EBITDA ratio at 31 December 2021, based on the revolving credit facility (RCF) and US dollar term loan covenant definition, was 1,3 times, significantly below the threshold level of 3 times. Sasol is committed to continue with its efforts to reduce leverage and absolute debt levels.

At 31 December 2021, our total debt was R109,2 billion compared to R102,9 billion at 30 June 2021. During this reporting period we repaid a portion of the RCF, however the weakened closing Rand/US Dollar exchange rate had a translation effect within other comprehensive income of R11,7 billion on our debt.

Gearing has reduced to 59,1% at 31 December 2021 from 61,5% at 30 June 2021. This is mainly due to stronger cash earnings generation, offset by the weaker closing exchange rate.

As at 31 December 2021, our liquidity headroom was R91 billion (US$5,7 billion), well above our outlook to maintain liquidity in excess of US$1 billion. We will repay the outstanding debt on the Commercial Paper (R2,2 billion) and a US$1 billion bond (R16 billion) in August 2022 and November 2022 respectively.

In line with our financial risk management framework, we continue to make good progress with hedging our foreign currency, crude oil and ethane exposure. We have been successful in hedging our total exposure for 2022 and we are making good progress with hedging our 2023 exposure, which increases the certainty of future cash flows and mitigates downside risk to enable our Future Sasol strategy. For further details of our open hedge positions we refer you to our Analyst Book (www.sasol.com).

Dividend

The restoration of dividends is a key priority, however, in the context of the high level of macroeconomic uncertainty the Board believes it is prudent not to declare an interim dividend at this stage. This is in line with the capital allocation framework and dividend triggers which were communicated at our Capital Markets Day in September 2021.

Sasol 2.0 – Delivering value

Sasol introduced the Sasol 2.0 transformation programme to enable the business to be competitive, highly cash generative and able to deliver attractive returns even in a low oil price environment. This programme commenced in 2021, together with the introduction of a new operating model consisting of a global Chemicals business and a Southern Africa Energy business, supported by a lean corporate centre.

Notwithstanding the current operational challenges which we are addressing as a key priority to restore the stability of our business, we remain committed to deliver on our Sasol 2.0 targets. The current underperformance at our Mining and SO is being managed separately from the Sasol 2.0 programme and a business recovery intervention is underway to return our production to baseline performance. To this end plans are evaluated on an ongoing basis and results monitored by management. We are tracking the Sasol 2.0 commitments in parallel and ensuring that the initiative funnel remains robust.

The Sasol 2.0 targets set for 2022 are:

●	Cash fixed cost reduction of up to R3 billion;
●	Gross margin improvement of up to R1,5 billion;
●	Maintain and Transform capital spend within the range of R20 billion to R25 billion; and
●	Net working capital to revenue of 14%.

Approximately R1,8 billion of cash fixed cost savings and gross margin improvement to the value of R0,5 billion were realised for this reporting period. The required run rate to meet the cash fixed cost target for 2022 is well on track, however, the gross margin improvement is below the required run rate, predominantly as a result of operational challenges at Mining and SO and evolving energy markets in South Africa. This correlates with the current baseline performance shortfall in the Energy and Chemicals Africa business. Management is focusing on volume recovery plans to stabilise operations and restore performance to the baseline. This may require that the Sasol 2.0 targets be phased and re-prioritised to allow for higher value baseline recovery in 2022, however, the Sasol 2.0 targets for 2025 remain intact.

Maintain and Transform capital expenditure is below the budget and current indications are that we will not exceed the R20 to 25 billion annual target set for 2022. Management will monitor under expenditure on capital closely to ensure that safety, environmental compliance commitments and asset integrity are not compromised.

Although the working capital to turnover ratio at 15,8% (excluding assets and liabilities classified as held for sale) is higher than the target of 14%, management considered the impact on customers, market conditions and profitability and executed risk-based decisions to optimise profitability. Management is focusing on meeting the target by year end.

For 2022 the Sasol 2.0 programme prioritised two focus areas, namely strengthening of the initiative funnel and maturing initiatives. We have seen a strong set of initiatives come to the fore and good progress has been made to date, with the focus now shifting towards execution and delivery on a sustainable basis. Sustainable benefits expected from Sasol 2.0 initiatives will be tracked and embedded.

4	Sasol Interim Financial Results 2022

Strategy-led asset divestment programme

Our asset divestments were a key part of our longer-term strategy to streamline our asset portfolio and deliver a portfolio which delivers competitive returns to shareholders. The programme is drawing to a close, with the last noteworthy transactions in the process of being concluded. Balance sheet deleveraging will continue to be prioritised over the coming months.

The following material transactions are at various stages of completion:

●	Central Térmica de Ressano Garcia S.A. (CTRG) – a sale securities purchase agreement was signed with Azura Power Limited for the divestment of our full shareholding in CTRG, the gas-to-power plant located in Ressano Garcia, Mozambique for a consideration of approximately R2,3 billion (US$145 million). The transaction is subject to a number of conditions precedent of which one is outstanding;
●	Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO) – divestment of 30% of our equity interest in the ROMPCO pipeline is well underway for a consideration value of approximately R4,2 billion. Sasol will retain a 20% equity interest in the pipeline; and
●	Sasol entered into a sale and purchase agreement with a European based wax producer for the Sasol paraffin based wax business based in Hamburg Germany. The transaction is expected to close in the third quarter of 2022. The Fischer Tropsch Hard Wax business will be carved out from this transaction and will remain with Sasol.

All divestments were executed at fair value. Ongoing review of our asset portfolio will continue into the future to align with our strategic ambitions.

Maintaining our focus on safety and sustainable value creation

Safety and health

●	Regrettably five fatalities were recorded for the first six months of the financial year. These serve as a stark reminder of the importance of effectively embedding and managing our safety, health and environment strategic programmes. Three of the fatalities recorded were due to an incident at our Mining operations (Bosjesspruit colliery), the fourth was as a result of a major process safety incident at our Secunda operations and the fifth was due to a fall from a height whilst working at our Sasolburg operations.
●	The High Severity Incident (HSI) programme remains a key initiative in preventing fatalities, high severity injuries and process safety incidents with the focus on the programme continuing throughout this reporting period. A heightened emphasis on humanising safety is noted across the Group, from leading safety through compliance only, to leading safety with care and compliance. Our 12-month rolling recordable case rate (RCR) is 0,28.
●	SHE Risk Management, with its focus on first and second levels of assurance on critical controls remains the backbone of our HSI prevention programme. Continued focus on operational discipline, training and competence remains imperative.
●	We have a well-established COVID-19 response programme where the health and wellbeing of our workforce (employees and all others engaged in work at Sasol) is a priority, including emphasis on maintaining business continuity. To 14 February 2022, 8 260 COVID cases have been reported with 8 056 recoveries, i.e. an overall recovery rate of 97,5%. In total, 108 cases are still active with 1 colleague in hospital and 107 in isolation. We are very saddened to report that we have lost 94 of our colleagues due to COVID-19.
●	We will continue to leverage the HSI programme as a key lever in our journey toward zero harm with additional focus on the following:
–	Commitment and dedication to our desired culture championed by our leaders and led by their example;
–	Fostering a climate where our people feel cared for;
–	Enabling a work environment where our employees and teams understand the risk and the potential severity of undesirable outcomes; and
–	Encouraging a culture where employees feel free to report and give feedback on improvements, specifically safety.
●	We are committed to embedding safety and operational discipline as the foundation of our business with an improved understanding of safety risks, effective controls and root causes in a dynamic safety environment.

Environmental

●	At our Capital Markets Day in September 2021 we announced our plans to deliver on Future Sasol. These included that we would not invest in any new coal reserves in the future, using gas as a transition feedstock, which has an inherent but significantly lower greenhouse gas (GHG) footprint than coal, integrating renewables into our operations to reduce our electricity emissions, building new sustainable businesses leveraging our advantaged Fischer-Tropsch (FT) technology through our new Sasol ecoFT business, developing tailored solutions for our Chemicals customers by helping them address sustainability challenges and providing specialty solutions and playing a leading role in the development of the green hydrogen economy in Southern Africa.
●	We are pleased to report the following progress against some of our targets:
–	Large scale renewables: We are jointly executing 600MW renewables together with Air Liquide, for SO and have completed our request for proposal (RFP) process. Negotiations on the power purchase agreements are in progress, which we expect to be finalised in 2022. We are also making good progress on the smaller scale 10MW renewables plants in Sasolburg and Secunda, and are also evaluating the potential to add approximately 60MW additional renewable capacity in Sasolburg in support of our shorter term plan to produce green hydrogen. In Brunsbüttel, Germany, Sasol Chemicals has been obtaining 100% of its external electricity supply from renewable resources since 1 January 2022;
–	Gas Transition: We have recently approved development funds for the first tranche of the additional gas reforming capacity in Secunda to achieve our 2030 GHG reduction target. Furthermore, our Production Sharing Agreement project in Mozambique is performing to plan, with the gas off-taker, Central Termica de Temane, achieving financial close in December 2021. A significant lever for decarbobonisation is the switchover to more natural gas feedstock towards 2030, and to reduce our dependency on coal. To this end, we are making good progress in the purchasing of approximately 40 to 60 petajoules of liquefied natural gas and expect financial close in calendar year 2022;
–	Green hydrogen: In 2023, Sasol plans to produce the first commercial scale green hydrogen in Sasolburg, using electrolysers which have been repurposed. Sasol is also leading the pre-feasibility study for the Boegoebaai green hydrogen development project on the west coast of South Africa, which is a strategic project initiated by the South African government in support of the country’s transition towards a lower carbon future; and
–	FT sustainable solutions: Our newly launched Sasol ecoFT business has made good progress in exploring sustainable aviation fuel (SAF) and Power-to-X (PtX) opportunities. Over 10 new opportunities for SAF production are currently being evaluated and two projects have advanced with partnership frameworks established.

5	Sasol Interim Financial Results 2022

SASOL LIMITED GROUP

●	Last year we committed to a net zero 2050 ambition that supports the Paris Agreement goals. In addition, we responded to the call for greater climate action sooner, with updated 2030 targets, aiming for a 30% GHG reduction for our Energy and Chemicals businesses. Work continues with finding solutions to reduce our emissions and implementing these mitigation actions, with emphasis on growing the green hydrogen sector and its associated value chain.
●	Total GHG emissions for all operations globally are 33,4 million tons compared to 33,8 million tons for the prior period. To date, the Energy business has achieved a 1% reduction from the 2017 baseline due to implementation of mitigation projects. The trend however for this financial year is pointing towards significantly lower GHG emissions due to lower production at SO. This downward trend is expected to reverse once production increases and the plant operations stabilises. The Chemicals Business is aiming for a 30% GHG reduction by 2030 for the Eurasian and US facilities. Their reductions are focused on increased renewable electricity integration, carbon capture, storage and process and energy efficiencies for the relevant sites.
●	Our GHG emissions intensity (measured in carbon dioxide equivalent per ton of production) is 4,02 for the period ending 31 December 2021, higher than the intensity of 3,73 for the year ended 30 June 2021. This is largely due to lower production at SO.
●	Through our energy efficiency drive, the Group has achieved a 14,8% improvement from the 2005 baseline, while our South African based Energy Operations achieved a 13,6% improvement against the cumulative target of 22%, towards a 30% energy efficiency improvement target by 2030.
●	The compliance challenge and associated legal risks with meeting the statutory new plant standard for sulphur dioxide (SO2) (as prescribed in the Minimum Emissions Standards (MES) for boiler emissions) on our steam plant boiler by 1 April 2025 remain. In parallel with coal beneficiation, synergies are being developed between SO2 emissions abatement and GHG reduction objectives considering Sasol’s long-term ambition to transform its operations to lower carbon options. This integrated solution is the preferred option as it is aligned with Sasol’s sustainability objectives. The implementation of the integrated solution will however extend beyond 1 April 2025.
●	Total water usage has decreased from 70,3 million m3 to 68,1 million m3 largely due to lower production at SO.

Social

●	During the six months ended 31 December 2021, we invested R296,6 million globally in socioeconomic development, which contributed towards funding small to large enterprises, bursaries, education and learnership programmes, health and investment in community service infrastructure. We also invested R746,2 million in skills development in our Energy business and R17,5 million in our Chemicals business.
●	Despite the current economic challenges in South Africa, Sasol delivered on its commitments towards sustainable transformation and broad-based black economic empowerment (B-BBEE). Sasol Limited and Sasol South Africa Limited both achieved a Level 3 contributor status during this reporting period. This is an improvement from the Level 4 contributor status achieved in 2021. Our expenditure with black-owned suppliers increased to R13,9 billion compared to R11,3 billion for the prior period.

Governance

●	The remediation actions of the material weakness identified in 2020 relating to the Energy business impairment process is substantially completed. During the implementation of the remediation actions, the prior period errors identified resulted in an expansion of the material weakness to the South African integrated value chain impairment process during 2021. The remediation of the additional actions identified as a result of the expanded material weakness is progressing.

i	Forward-looking statements are the responsibility of the directors and in accordance with standard practice, it is noted that these statements have not been reviewed and reported on by the Company’s auditors.
ii	All comparisons to the prior period refer to the six months ended 31 December 2020. All numbers are quoted on a pre-tax basis, except for earnings attributable to shareholders.
iii	All other operational and financial measures (such as cash fixed cost) have not been reviewed and reported on by the Company’s auditors.
iv	Adjusted EBITDA is calculated by adjusting EBIT for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of environmental provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities. We believe Adjusted EBITDA is a useful measure of the Group’s underlying cash flow performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. (Adjusted EBITDA constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information notes as set out on pages 18 and 24, respectively).
v	Core HEPS is calculated by adjusting headline earnings per share with non-recurring items, earnings losses of significant capital projects (exceeding R4 billion) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on implementation of B-BBEE transactions. Adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the Group´s sustainable operating performance. (Core HEPS constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information notes as set out on pages 18 and 24, respectively).

6	Sasol Interim Financial Results 2022

Business performance outlook* – turnaround of production performance

There has been a recovery in the current economic climate with an increase in demand, higher product prices and a strong macro- economic environment, undermined by operational challenges. We remain focused on managing factors within our control, including volume growth, cash fixed cost, further deleveraging of the balance sheet and focused financial risk management.

Our guidance is based on the following assumptions:

●	Rand/US dollar exchange rate to range between R15,10 and R16,80 and average Brent crude oil price to remain between US$60/bbl and US$85/bbl;
●	The impact of the COVID-19 pandemic is expected to continue to drive short-term to medium-term volatility; and
●	Management delivering on its Sasol 2.0 transformation targets.

We expect to return to stable operational performance during the second half of 2022, with:

●	Lower Mining productivity of 950 – 1 040 t/cm/shift attributed to safety incidents resulting in operational stoppages, adverse weather conditions and slower than expected ramp-up of Fulco;
●	Lower SO volumes of 6,7 to 6,8 million tons attributed to challenges with coal availability and coal quality;
●	Liquid fuels sales of approximately 51 to 53 million barrels due to lower run rates at SO resulting from coal quality and feedstock challenges and Eskom power outages impacting on National Petroleum Refiners of South Africa (Pty) Ltd (Natref);
●	Natref run rate of 560 to 590 m3/h in line with previous market guidance;
●	Gas production volumes from the Petroleum Production Agreement license area in Mozambique to be 106 to 110 bscf in line with previous market guidance;
●	A utilisation rate of 85% to 90% at ORYX GTL in Qatar in line with previous market guidance;
●	Chemicals sales volumes:
–	Chemicals Africa sales volumes to be 8% to 12% lower compared to 2021 and lower than the previous guidance of 3% to 5% due to the impact of lower Secunda and Sasolburg chemicals production;
–	Chemicals America sales volumes to be 4% to 8% lower compared to 2021 and lower than previous guidance due to lower ethylene production and a combination of production and market factors in Essential Care Chemicals and Performance Solutions;
–	Chemicals Eurasia sales volumes to be 3% to 5% higher compared to 2021 and largely in line with our previous guidance of 3% to 6% higher;
●	Cash fixed costs excluding the impact of non-recurring items, translation impacts and asset divestments to remain within our previous market guidance of R58 to R59 billion;
●	Maintain capital expenditure of R20 to R25 billion for 2022. Capital estimates may change as a result of exchange rate volatility and other factors; and
●	Net debt: EBITDA <1,5 times.

*

The financial information contained in this business performance outlook is the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been reviewed and reported on by the Company’s auditors.

Director and management changes

The following changes to the Board occurred after the publication of the Company’s financial results on 16 August 2021:

Mr Z M Mkhize and Mr P J Robertson retired as non-executive directors of Sasol Limited at the end of the annual general meeting held on 19 November 2021.

The Board approved the following executive appointments on 18 February 2022:

●	Mr C F Rademan was appointed as Executive Vice President: Mining with effect from 9 March 2022; and
●	Mr S Baloyi was appointed as Executive Vice President: Energy Operations to succeed Mr B E Klingenberg with effect from 1 April 2022. Mr Klingenberg reaches Sasol’s retirement age in 2022.

On behalf of the Board

Sipho Nkosi	Fleetwood Grobler	Paul Victor
Chairman	President and Chief Executive Officer	Chief Financial Officer
Sasol Limited
21 February 2022

7	Sasol Interim Financial Results 2022

SASOL LIMITED GROUP

SASOL LIMITED REVIEWED INTERIM FINANCIAL STATEMENTS

for the six months ended 31 December 2021

PLANET
PEOPLE
PROFIT

A balanced approach acrosspeople, planet and profit

Purpose

Innovating for a better world

8	Sasol Interim Financial Results 2022

The interim financial statements are presented on a condensed consolidated basis.

INCOME STATEMENT

for the period ended

	Half year	Half year	Full year
	31 Dec 21	31 Dec 20	30 Jun 21
	Reviewed	Reviewed	Audited
	Rm	Rm	Rm
Turnover	119 911	91 968	201 910
Materials, energy and consumables used	(56 205)	(41 247)	(85 370)
Selling and distribution costs	(4 085)	(4 128)	(8 026)
Maintenance expenditure	(6 206)	(5 695)	(12 115)
Employee-related expenditure	(16 031)	(14 396)	(32 848)
Exploration expenditure and feasibility costs	(167)	(131)	(295)
Depreciation and amortisation	(6 935)	(9 048)	(17 644)
Other expenses and income¹	(12 781)	1 652	(6 589)
Translation (losses)/gains	(119)	4 619	5 510
Other operating expenses and income	(12 662)	(2 967)	(12 099)
Equity accounted profits, net of tax	995	156	814
Operating profit before remeasurement items	18 496	19 131	39 837
Remeasurement items affecting operating profit²	5 813	2 519	(23 218)
Earnings before interest and tax (EBIT)³	24 309	21 650	16 619
Finance income	433	421	856
Finance costs	(3 537)	(3 833)	(6 758)
Earnings before tax	21 205	18 238	10 717
Taxation	(5 152)	(2 950)	(185)
Earnings for the period	16 053	15 288	10 532
Attributable to
Owners of Sasol Limited	14 978	14 491	9 032
Non-controlling interests in subsidiaries	1 075	797	1 500
	16 053	15 288	10 532

	Rand	Rand	Rand
Per share information
Basic earnings per share	23,98	23,41	14,57
Diluted earnings per share	23,68	23,29	14,39

1    Other expenses and income decreased compared to the prior period mainly due to losses on the translation of monetary assets and liabilities due to a 3% weakening of the closing rand/US dollar exchange rate compared to 30 June 2021 and losses of R5,3 billion on the valuation of financial instruments and derivative contracts compared to gains of R2,3 billion in the prior period.

2    Remeasurement items affecting operating profit includes:

 –   A gain on realisation of FCTR of R4,9 billion relating to the divestment of all our interests in Canada. The transaction closed on 29 July 2021.

–   A reversal of impairment of R1,4 billion related to the Chemical Work-Up and Heavy Alcohols cash-generating unit, refer to page 20.

–   A loss on scrapping of property, plant and equipment of R398 million relating to obsolete and surplus material related in the Chemicals America segment.

3    EBIT increased by 12% compared to the prior period. This performance was underpinned by a strong macroeconomic environment with higher crude oil prices, refining margins and chemicals prices coupled with increased demand, negated by lower production volumes due to operational challenges at some of our Secunda operations. The results were negatively impacted by losses of R119 million on the translation of monetary assets and liabilities and losses of R5,3 billion on the valuation of financial instruments and derivative contracts.

The notes on pages 14 to 24 are an integral part of these condensed consolidated interim financial statements.

9	Sasol Interim Financial Results 2022

SASOL LIMITED GROUP

STATEMENT OF COMPREHENSIVE INCOME

for the period ended

	Half year	Half year	Full year
	31 Dec 21	31 Dec 20	30 Jun 21
	Reviewed	Reviewed	Audited
	Rm	Rm	Rm
Earnings for the period	16 053	15 288	10 532
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement	3 729	(14 061)	(16 246)
Effect of translation of foreign operations	8 173	(11 069)	(13 741)
Effect of cash flow hedges	530	384	1 072
Foreign currency translation reserve on disposal of business reclassified to the income statement¹	(4 863)	(3 313)	(3 388)
Tax on items that can be subsequently reclassified to the income statement	(111)	(63)	(189)
Items that cannot be subsequently reclassified to the income statement	207	(144)	623
Remeasurements on post-retirement benefit obligations	266	(245)	834
Fair value of investments through other comprehensive income	19	(30)	(12)
Tax on items that cannot be subsequently reclassified to the income statement	(78)	131	(199)

Total comprehensive income/(loss) for the period	19 989	1 083	(5 091)
Attributable to
Owners of Sasol Limited	18 919	307	(6 578)
Non-controlling interests in subsidiaries	1 070	776	1 487
	19 989	1 083	(5 091)

1	FCTR of R4,9 billion realised and reclassified to the income statement upon the divestment of all our interests in Canada. The transaction closed on 29 July 2021.

The notes on pages 14 to 24 are an integral part of these condensed consolidated interim financial statements.

10	Sasol Interim Financial Results 2022

STATEMENT OF FINANCIAL POSITION

at

	Half year	Half year	Full year
	31 Dec 21	31 Dec 20	30 Jun 21
	Reviewed	Restated*	Audited
	Rm	Rm	Rm
Assets
Property, plant and equipment¹	217 614	230 266	198 021
Right of use assets	12 938	14 356	12 903
Goodwill and other intangible assets	2 703	2 374	2 482
Equity accounted investments	10 768	10 303	10 142
Post-retirement benefit assets	710	599	591
Deferred tax assets[2]	27 930	26 626	24 511
Other long-term assets	6 682	6 583	6 929
Non-current assets	279 345	291 107	255 579
Inventories	36 290	26 565	29 742
Trade and other receivables	33 457	29 576	32 046
Short-term financial assets	280	1 188	1 514
Cash and cash equivalents	30 771	27 758	31 231
Current assets	100 798	85 087	94 533
Assets in disposal groups held for sale[3]	14 013	16 695	10 631
Total assets	394 156	392 889	360 743
Equity and liabilities
Shareholders' equity	166 029	152 222	146 489
Non-controlling interests	6 544	5 490	5 982
Total equity	172 573	157 712	152 471
Long-term debt[4]	83 578	108 391	97 137
Lease liabilities	14 172	14 917	13 906
Long-term provisions[5]	18 052	18 104	16 164
Post-retirement benefit obligations	12 833	14 465	13 297
Long-term deferred income	397	342	400
Long-term financial liabilities	2 083	2 980	2 011
Deferred tax liabilities	10 037	18 190	7 793
Non-current liabilities	141 152	177 389	150 708
Short-term debt[4]	27 097	19 554	7 337
Short-term financial liabilities	5 006	1 113	3 162
Other current liabilities	42 224	32 394	43 116
Bank overdraft	261	150	243
Current liabilities	74 588	53 211	53 858
Liabilities in disposal groups held for sale[3]	5 843	4 577	3 706
Total equity and liabilities	394 156	392 889	360 743

*     The results have been restated for prior period errors in the calculation of South African value chain impairments, refer to the Basis of preparation section.

1	Includes capital expenditure of R10 billion, current year depreciation of R7 billion and impairment reversals of R1,4 billion.
2	There were no significant movements on the deferred tax assets. In rand terms the deferred tax assets increased by R3,4 billion due to the weakening of the Rand compared to 30 June 2021.
3	Relates mainly to our 50% shareholding in ROMPCO, our shareholding in CTRG and our paraffin based wax business in Hamburg Germany that were classified as held for sale at 31 December 2021.
4	The movement in long-term and short-term debt mainly relates to the classification of the outstanding debt on the Commercial Paper (R2,2 billion) and a US$1 billion bond (R16 billion) to short-term debt. These loans are repayable in August 2022 and November 2022 respectively.
5	The increase in long-term provisions mainly relates to our environmental provision and the effect that the change in discount rates applied (R883 million income statement effect) and the weaker rand/US dollar exchange rate (R910 million) had on it.

The notes on pages 14 to 24 are an integral part of these condensed consolidated interim financial statements.

11	Sasol Interim Financial Results 2022

SASOL LIMITED GROUP

STATEMENT OF CHANGES IN EQUITY

for the period ended

	Half year	Half year	Full year
	31 Dec 21	31 Dec 20	30 Jun 21
	Reviewed	Restated	Audited
	Rm	Rm	Rm
Balance at beginning of period	152 471	159 248	155 917
Impact of correction of error¹	—	(3 331)	–
Restated balance at beginning of period	152 471	155 917	155 917
Taxation impact on disposal of investment	—	48	44
Movement in share-based payment reserve	634	899	1 945
Share-based payment expense	515	425	1 042
Deferred tax	38	–	18
Sasol Khanyisa transaction	81	474	885
Liquidation of business	—	–	148
Total comprehensive income/(loss) for the period	19 989	1 083	(5 091)
Other movements	(17)	–	–
Dividends paid to shareholders	(28)	(8)	(46)
Dividends paid to non-controlling shareholders in subsidiaries	(476)	(227)	(446)
Balance at end of period	172 573	157 712	152 471
Comprising
Share capital	9 888	9 888	9 888
Retained earnings	115 282	102 835	99 516
Share-based payment reserve	733	1 889	900
Foreign currency translation reserve	42 053	41 499	38 752
Remeasurements on post-retirement benefit obligations	(1 502)	(2 456)	(1 699)
Investment fair value reserve	54	28	39
Cash flow hedge accounting reserve	(479)	(1 461)	(907)
Shareholders' equity	166 029	152 222	146 489
Non-controlling interests in subsidiaries	6 544	5 490	5 982
Total equity	172 573	157 712	152 471

1	The results have been restated for prior period errors in the calculation of South African value chain impairments, refer to the Basis of preparation section.

The notes on pages 14 to 24 are an integral part of these condensed consolidated interim financial statements.

12	Sasol Interim Financial Results 2022

STATEMENT OF CASH FLOWS

for the period ended

	Half year	Half year	Full year
	31 Dec 21	31 Dec 20	30 Jun 21
	Reviewed	Reviewed	Audited
	Rm	Rm	Rm
Cash receipts from customers	119 734	88 890	194 712
Cash paid to suppliers and employees	(99 408)	(77 144)	(149 598)
Cash generated by operating activities	20 326	11 746	45 114
Dividends received from equity accounted investments	1 541	3	37
Finance income received	404	406	837
Finance costs paid	(2 309)	(3 192)	(6 173)
Tax paid	(3 602)	(1 575)	(5 280)
Cash available from operating activities	16 360	7 388	34 535
Dividends paid	(28)	(8)	(46)
Dividends paid to non-controlling shareholders in subsidiaries	(476)	(227)	(446)
Cash retained from operating activities	15 856	7 153	34 043
Total additions to non-current assets[1]	(10 563)	(9 554)	(18 214)
Additions to non-current assets	(10 235)	(7 509)	(15 948)
Decrease in capital project related payables	(328)	(2 045)	(2 266)
Cash movements in equity accounted investments	(16)	–	–
Movements in assets held for sale	85	–	(427)
Proceeds on disposals and scrappings²	518	33 963	43 214
Purchase of investments	(54)	(67)	(124)
Other net cash flow from investing activities	309	5	644
Cash (used in)/generated by investing activities	(9 721)	24 347	25 093
Repayment of debt held for sale	(356)	–	(980)
Proceeds from long-term debt	19	21	26 057
Repayment of long-term debt³	(6 461)	(15 365)	(61 454)
Payment of lease liabilities	(1 192)	(1 175)	(2 180)
Proceeds from short-term debt	305	17	9
Repayment of short-term debt	(314)	(20 578)	(19 717)
Cash used in financing activities	(7 999)	(37 080)	(58 265)
Translation effects on cash and cash equivalents	1 507	(543)	(2 916)
Decrease in cash and cash equivalents	(357)	(6 123)	(2 045)
Cash and cash equivalents at the beginning of period	30 988	34 094	34 094
Reclassification to held for sale and other long-term investments	(121)	(363)	(1 061)
Cash and cash equivalents at the end of the period[4]	30 510	27 608	30 988

1	The higher capital expenditure is largely due to the absence of a phased shutdown at Secunda Operations in the prior period and increased sustenance capital expenditure in the current period following the easing of cash constraints.
2	Includes proceeds received from the disposal of our interests in Canada (R386 million).
3	Relates mainly to the repayment of a portion of our RCF (R4,2 billion).
4	Includes bank overdraft.

The notes on pages 14 to 24 are an integral part of these condensed consolidated interim financial statements.

13	Sasol Interim Financial Results 2022

SASOL LIMITED GROUP

SEGMENT REPORT

for the period ended

	Total turnover			Intersegmental turnover			External turnover
	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
	31 Dec 21	31 Dec 20	30 Jun 21	31 Dec 21	31 Dec 20	30 Jun 21	31 Dec 21	31 Dec 20	30 Jun 21
	Reviewed	Reviewed	Audited	Reviewed	Reviewed	Audited	Reviewed	Reviewed	Audited
Segment analysis	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Energy business
Mining	11 872	10 807	21 704	(9 475)	(9 872)	(19 679)	2 397	935	2 025
Gas	5 683	6 280	10 990	(1 770)	(2 000)	(3 669)	3 913	4 280	7 321
Fuels	41 439	27 151	60 649	(892)	(583)	(1 256)	40 547	26 568	59 393
Chemicals business
Africa	30 819	28 312	60 597	(1 788)	(1 184)	(2 337)	29 031	27 128	58 260
America	18 133	12 070	29 360	(108)	–	(2)	18 025	12 070	29 358
Eurasia	26 087	21 205	46 038	(121)	(224)	(499)	25 966	20 981	45 539
Corporate centre	32	6	26	–	–	(12)	32	6	14
Group performance	134 065	105 831	229 364	(14 154)	(13 863)	(27 454)	119 911	91 968	201 910

Revenue by major product line
	Half year	Half year	Full year
	31 Dec 21	31 Dec 20	30 Jun 21
	Reviewed	Reviewed	Audited
	Rm	Rm	Rm
Revenue by major product line
Energy business	45 695	30 239	65 676
Coal¹	2 397	935	2 025
Liquid fuels and crude oil²	39 597	26 101	58 265
Gas (methane rich and natural gas) and condensate³	3 701	3 203	5 386
Chemicals business	72 993	60 169	133 136
Advanced materials[4]	3 166	3 683	7 380
Base chemicals[5]	22 730	20 060	45 684
Essential care[6]	28 117	20 034	44 314
Performance solutions[7]	18 980	16 392	35 758
Other (Technology, refinery services)[8]	819	1 154	2 288
Revenue from contracts with customers	119 507	91 562	201 100
Revenue from other contracts[9]	404	406	810
Total external turnover	119 911	91 968	201 910

1	Derived from Mining segment.
2	Derived from Fuels segment.
3	Derived from Gas segment.
4	Approximately 24% (Dec 2020 – 41%; Jun 2021 – 37%) of revenue from advanced materials is derived from Chemicals Africa while 61% (Dec 2020 – 49%; Jun 2021 –52%)) is derived from Chemicals Eurasia and the remaining revenue is derived from Chemicals America.
5	Approximately 65% (Dec 2020 – 62%; Jun 2021 – 59%) of revenue from base chemicals is derived from Chemicals Africa while 35% (Dec 2020 – 28%; Jun 2021 – 33%) is derived from Chemicals America.
6	Approximately 69% (Dec 2020 – 77%; Jun 2021 – 70%) of revenue from essential care products is derived from Chemicals Eurasia and approximately 31% (Dec 2020 – 23%; Jun 2021 – 30%) is derived from Chemicals America.
7	Approximately 55% (Dec 2020 – 70%; Jun 2021 – 70%) of revenue from performance solutions is derived from Chemicals Eurasia while approximately 27% (Dec 2020 – 14%; Jun 2021 – 15%) is derived from Chemicals Africa and 18% (Dec 2020 – 16%; Jun 2021 – 15%) is derived from Chemicals America.
8	Relates primarily to the Gas and Fuels segments.
9	Relates to the Fuels segment and includes franchise rentals, use of fuel tanks and fuel storage.

The disaggregation of revenue and reportable segment information were updated in the prior year and the 31 December 2020 numbers have been restated – refer to page 18.

14	Sasol Interim Financial Results 2022

Earnings before interest and tax(EBIT)
	Half year	Half year	Full year
	31 Dec 21	31 Dec 20	30 Jun 21
	Reviewed	Reviewed	Audited
Segment analysis	Rm	Rm	Rm
Energy business
Mining	2 026	1 732	3 227
Gas	7 619	4 155	6 656
Fuels	5 730	1 457	(18 170)
Chemicals business
Africa	10 567	5 283	6 957
America	1 396	(837)	8 116
Eurasia	2 346	1 538	4 680
Corporate Centre¹	(5 375)	8 322	5 153
	24 309	21 650	16 619

1	Includes R874 million losses on the translation of monetary assets and liabilities due to a 3% weakening of the closing rand/US dollar exchange rate compared to gains of R4 805 million in the prior period, and losses of R4 390 million on the valuation of financial instruments and derivative contracts compared to gains of R3 866 million in the prior period.

Segmental earnings performancei,ii,iii

Mining – restoring productivity and building stockpile levels

EBIT of R2,0 billion represents an increase of 17% compared to the prior period. Mining benefitted from higher export coal prices, negated by the slower ramp-up of Fulco which was implemented in June 2021 and higher external coal purchases.

Our normalised mining unit cost increased by 24% to R433,60 per ton, mainly due to lower production volumes, increases in labour due to the roll-out of Fulco, and higher maintenance cost associated with keeping our mines safe.

Our productivity of 974 tons per continuous miner per shift (t/cm/s) is 16% lower than the prior period. This was mainly due to the slower than planned ramp-up of Fulco, three major safety incidents, as well as operational stoppages related to the incidents. We maintain our productivity range of 950 – 1 040 t/cm/s for 2022.

Our focus is on safely improving productivity and coal quality to ensure that we restore the integrity of the stockpile. We are continuing to implement actions to increase the stockpile to targeted levels of 1,3 – 1,5 million tons by June 2022.

Gas – drilling campaign progressing to plan with higher external sales

EBIT increased to R7,6 billion compared to the prior period EBIT of R4,2 billion. EBIT for the current period includes a profit of R4,9 billion from the disposal of the Canadian shale gas assets relating to the realisation of the foreign currency translation reserve. Excluding remeasurement items, EBIT decreased by 34% compared to the prior period mainly due to the impact of the weaker closing rand/US dollar exchange rate on translation of our Mozambique foreign operations, higher cash fixed costs resulting from the Mozambique drilling campaign and an increase in the provision for the National Energy Regulator of South Africa (NERSA) maximum gas price matter. This was partially offset by higher external gas sales in South Africa, higher gas selling prices and lower depreciation as a result of various assets classified as held for sale.

In Mozambique, gas production was 1% higher than our plan but 4% lower than the prior period due to the start of the well drilling programme in August 2021. The drilling campaign is progressing to plan, post start-up, with a good safety performance. We maintain our previous market guidance of 106 -110 bscf for 2022.

Natural gas and methane rich gas sales volumes in South Africa improved by 1% and 11% respectively when compared to the prior period as a result of higher demand from resellers and customers.

Fuels – financial performance hindered by lower production but supported by a favourable macroeconomic environment

EBIT increased by more than 100% to R5,7 billion compared to the prior period of R1,5 billion. The business benefitted from a favourable macroeconomic environment, with higher crude oil prices and refining margins, coupled with increased demand following the easing of COVID-19 lockdown restrictions globally, further supported by positive translation effects and lower depreciation due to impairments recognised in prior years. This was partially offset by production challenges at SO, higher cash fixed cost, losses on derivative instruments and increase in rehabilitation provisions. Cash fixed cost increased by 26% mainly as a result of higher SO cost allocation driven by a higher fuels to chemicals ratio, higher maintenance and labour-related costs.

ORYX GTL contributed R917 million to EBIT increasing by more than 100% due to higher Brent crude oil prices and an improvement in the utilisation rate. ORYX GTL achieved an average utilisation rate of 91% compared to 69% in the prior period. ORYX GTL declared and paid a dividend of R1,5 billion (Sasol’s share) compared to Rnil in the prior period.

Liquid fuels sales volumes were 3% higher than the prior period due to a recovery in demand, however, this was impacted by the civil unrest in parts of South Africa in July 2021 and operational instabilities at SO.

SO production volumes were 13% lower than the prior period, mainly as a result of coal supply and coal quality issues at Mining, delays during the September 2021 phase shutdown, as well as other operational instabilities which have been largely resolved. SO is committed to gradually lift production rates as coal availability improves, while carefully monitoring the supply and demand balance.

Natref delivered a run rate of 591 m3/h which was 15% higher than the prior period. We expect to achieve the lower end of the target run rate of between 560 m3/h – 590 m3/h for the full year, in line with the previous market guidance. Jet fuel demand is stable and showing signs of recovery, thereby enabling the refinery to produce optimal jet fuel volumes.

Chemicals Africa – higher prices lifting profitability, with volume recovery plans identified

EBIT of R10,6 billion was more than 100% higher compared to the prior period of R5,3 billion with the current period impacted by remeasurement items. Excluding remeasurement items, EBIT increased by 71% compared to the prior period.

15	Sasol Interim Financial Results 2022

SASOL LIMITED GROUP

The average sales basket price was 37% higher than the prior period due to a combination of improved demand, higher oil prices and reduced market supply following the continued global supply chain challenges from the COVID-19 pandemic.

Sales volumes were 15% lower than the prior period largely due to lower production at both the Secunda and Sasolburg sites impacting all business divisions. The lower production was due to the operational challenges in Energy referred to above. Cash fixed costs were 1% lower than the prior period.

The Chemicals Africa segment recognised a reversal of impairment of R1,4 billion related to the Chemical Work-Up and Heavy Alcohols cash- generating unit largely due to a higher price outlook on the back of a sustained increase in demand for alcohols into the personal hygiene market during and post the COVID-19 pandemic.

Chemicals America – higher sales prices and ramp-up of specialty chemicals

EBIT increased significantly compared to the prior period, from a loss of R837 million to a profit of R1,4 billion, driven by higher sales prices despite lower sales volumes.

The average sales basket price for Chemicals America nearly doubled compared to the prior period due to a combination of improved demand as COVID-19 restrictions were lifted, higher oil and energy prices and reduced market supply due to residual global supply chain challenges from the COVID-19 pandemic.

Sales volumes were 16% lower than the prior period largely due to the divestments of our Base Chemicals assets in December 2020. Lower volumes were further impacted by the Ethylene and Comonomers turnarounds. Sales volumes for our specialty chemical business divisions were higher than the prior period due to continued sales ramp-up and Hurricane Laura which impacted volumes in the prior period.

Cash fixed costs were 18% lower than prior period largely due to exchange rate impacts, a reduction in asset disposal costs and lower maintenance activities related to the hurricanes offset by higher labour-related costs.

Chemicals Eurasia – higher sales volumes and prices with improved demand

EBIT of R2,3 billion increased by 53% compared to the prior period profit of R1,5 billion, reflecting the continued upward shift in sales prices and supported by slightly higher sales volumes, despite higher energy and freight costs.

Average sales basket prices increased by more than 30% compared to the prior period due to a combination of improved demand and higher oil prices.

Sales volumes for the period were 1% higher than the prior period, with a drop in volumes from our Performance Solutions division (mainly Waxes) being more than compensated for by increased volumes in our Essential Care Chemicals (mainly Alkylates and Alcohols) and Advanced Materials divisions on the back of improved market demand.

Cash fixed costs were 3% higher than the prior period largely due to exchange rate impacts, inflation and higher labour-related costs.

i	Forward-looking statements are the responsibility of the Directors and in accordance with standard practice, it is noted that these statements have not been reviewed and reported on by the Company’s auditors.
ii	All comparisons to the prior period refer to the six months ended 31 December 2020. All numbers are quoted on a pre-tax basis, except for earnings attributable to shareholders.
iii	All other operational and financial measures (such as cash fixed cost) have not been reviewed and reported on by the Company’s auditors.

SALIENT FEATURES

for the period ended

		Half year	Half year	Full year
		31 Dec 21	31 Dec 20	30 Jun 21
		Reviewed	Reviewed	Audited
Other financial information
Total debt (including bank overdraft)	Rm	109 195	126 341	102 946
interest-bearing	Rm	109 192	126 341	102 944
non-interest-bearing	Rm	3	–	2
Capital commitments (subsidiaries and joint operations)	Rm	39 708	28 720	39 888
authorised and contracted	Rm	36 021	224 246	33 196
authorised, not yet contracted	Rm	31 690	20 031	33 297
less expenditure to date	Rm	(28 003)	(215 557)	(26 605)
Effective tax rate	%	24,3	16,2	1,7
Number of employees[1]	number	28 736	29 187	28 949

1	The total number of employees includes permanent and non-permanent employees and the Group's share of employees within joint operations, but excludes contractors and equity accounted investments' employees.

16	Sasol Interim Financial Results 2022

		Half year	Half year	Full year
		31 Dec 21	31 Dec 20	30 Jun 21
		Reviewed	Reviewed	Audited
		Rm	Rm	Rm
Reconciliation of headline earnings
Earnings attributable to owners of Sasol Limited		14 978	14 491	9 032
Effect of remeasurement items for subsidiaries and joint operations		(5 813)	(2 519)	23 218
Impairment of property, plant and equipment		49	99	33 973
Impairment of right of use assets		—	5	35
Impairment of goodwill and other intangible assets		—	2	80
Impairment of equity accounted investment		—	439	112
Reversal of impairment of property, plant and equipment¹		(1 431)	—	(5 468)
Reversal of impairment of right of use assets		(12)	—	–
Reversal of impairment of other intangible assets		(1)	—	–
Profit on disposal of businesses²		(4 897)	(2 957)	(5 615)
Loss/(profit) on disposal of non-current assets		66	(91)	(174)
Profit on disposal of other assets		(63)	(60)	–
Loss on scrapping of non-current assets		476	39	269
Write-off of unsuccessful exploration wells		—	5	6
Tax effects and non-controlling interests		334	(143)	(7 770)
Effect of remeasurement items for equity accounted investments		—	29	23
Headline earnings		9 499	11 858	24 503
Headline earnings per share	Rand	15,21	19,16	39,53
Diluted headline earnings per share	Rand	15,02	19,06	39,03

1	The Chemical Work-up & Heavy Alcohols CGU recognised impairments of R1,7 billion during 2020 largely due to the reduced-price outlook as a result of the low oil price environment and the COVID-19 pandemic. A higher price outlook on the back of a sustained increase in demand for alcohols into the personal hygiene market during and post the COVID-19 pandemic, resulted in the reversal of impairment of R1,4 billion. The recoverable amount of the CGU amounted to R39,5 billion which was determined with reference to the CGU’s recoverable amount using a discount (WACC) rate of 13,90% (June 2021: 14,03%).
2	Includes R4,9 billion gain on the realisation of the FCTR, on the divestment of our Canadian shale gas assets

17	Sasol Interim Financial Results 2022

SASOL LIMITED GROUP

Basis of preparation

The condensed consolidated interim financial statements for the six months ended 31 December 2021 have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 ‘Interim Financial Reporting’, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the South African Companies Act of South Africa 71 of 2008 (Companies Act), as amended, and the JSE Limited Listings Requirements.

The condensed consolidated interim financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. The condensed consolidated interim financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the company is sufficient to support the current operations for the next 12 months.

These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative financial instruments, liabilities for cash-settled share-based payment schemes and financial assets designated at fair value through other comprehensive income, are stated at fair value.

The condensed consolidated interim financial statements are presented in South African rand, which is Sasol Limited’s functional and presentation currency.

In preparing the condensed consolidated interim financial statements for the six months ended 31 December 2021, management has considered the impact of climate change, particularly in the context of the ambitions and net zero GHG targets announced during Sasol’s Capital Markets Day on 22 September 2021. These considerations did not have a material impact on the financial reporting judgements and estimates nor the Group’s going concern assessment at 31 December 2021 and the viability of the Group over the next five years. Where reasonable and supportable, management has considered the impact of climate change on a number of key estimates within the financial statements including the estimates of future cash flows used in impairment assessments of non-current assets, the estimates of future profitability used in our assessment of the recoverability of deferred tax assets and the timing and amount of environmental obligations.

Certain additional disclosure has been provided in respect of the current year, as described on page 24 “Pro forma financial information”. To the extent practicable, comparative information has also been provided.

Change in reportable segment information

The reportable segment information has been aligned to the Group’s new operating model which came into effect on 1 June 2021 as reported in the annual financial statements for the year ended 30 June 2021. Our new operating model enables improved decision-making in our two businesses, Energy and Chemicals. The new operating model structure reflects how the results are reported to the Chief Operating Decision Maker. The comparative figures have been restated.

Change in revenue disaggregation

Pursuant to the change in our operating model, the Chemicals business has been re-organised into three regional operating segments i.e. Africa, America and Eurasia, supported by four divisions comprising Advanced Materials, Base Chemicals, Essential Care Chemicals and Performance Solutions. All internal and external reporting relating to the Chemicals business have been rearranged accordingly. Revenue, which was previously disaggregated according to how product lines were grouped under the previous operating model, have been updated to reflect the new divisional product lines. The disaggregation of revenue for the Energy segments did not change materially. The comparative figures have also been aligned to the new structure. Refer to the annual financial statements for the year ended 30 June 2021 for more details.

Change in presentation of assets under construction (reclassification)

Assets under construction were previously presented as a separate class of assets on the statement of financial position. Assets under construction are now classified as a separate class of property, plant and equipment as reported in the annual financial statements for the year ended 30 June 2021. Over the last two years, the Lake Charles Chemicals Project (LCCP) units reached beneficial operation which has resulted in a significant decrease in the balance of assets under construction. Accordingly, the separate classification of assets under construction is no longer relevant to understanding the Group’s financial position. The accounting policies in respect of assets under construction have not been amended. The comparative figures have been reclassified. For this financial reporting period the Group has presented a third statement of financial position by including a set of numbers as at the beginning of the preceding period to assist with the impact of the reclassification.

Errors in calculation of South African integrated value chain impairments (restatement)

In 2021, the Group identified prior period errors relating to its impairment calculations in the South African value chain. Refer to the annual financial statements for the year ended 30 June 2021 for more details. The correction of these errors did not have any impact on the earnings for the six months ended 31 December 2020, but did require the restatement of the opening balances for 31 December 2020.

Accordingly, the Group has revised its previously reported results and related disclosures as follows:

	As reported			As restated
	at 31 Dec 2020			at 31 Dec 2020
	Reviewed	Reclassification	Restatement	Reviewed
for the year ended 30 June	Rm	Rm	Rm	Rm
Statement of financial position
Property, plant and equipment	208 245	26 648	(4 627)	230 266
Assets under construction	26 648	(26 648)	—	—
Non-current assets	295 734	—	(4 627)	291 107
Deferred tax liability	19 486	—	(1 296)	18 190
Non-current liabilities	178 685	—	(1 296)	177 389
Statement of changes in equity
Shareholders' equity	155 553	—	(3 331)	152 222
Total equity	161 043	—	(3 331)	157 712

18	Sasol Interim Financial Results 2022

Accounting policies

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2021.

The condensed consolidated interim financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the condensed consolidated interim financial statements. Paul Victor CA(SA), Chief Financial Officer, is responsible for this set of condensed consolidated interim financial statements and has supervised the preparation thereof in conjunction with the Senior Vice President: Financial Controlling and Governance, Feroza Syed CA(SA).

The condensed consolidated interim financial statements were approved by the Sasol Limited Board on 21 February 2022.

Disposal groups held for sale

The table below depicts the disposal groups held for sale at 31 December 2021:

		Half year	Half year	Full year
		31 Dec 21	31 Dec 20	30 Jun 21
		Reviewed	Reviewed	Audited
		Rm	Rm	Rm
Assets in disposal groups held for sale	Segment
Investment in Republic of Mozambique Pipeline Investment
Company (Pty) Ltd (ROMPCO)¹	Gas	6 200	5 999	6 085
Central Térmica de Ressano Garcia S.A. (CTRG)²	Gas	3 283	3 099	3 034
Canadian shale gas assets	Gas	—	—	1 181
Paraffin based wax business³	Chemicals Eurasia	4 262	—	—
Secunda Synfuels Operations Air Separation Units	Chemicals Africa and Fuels	—	5 889	—
Interests in Etame Marin block and Block DE-8 offshore Gabon	Gas	—	1 148	—
Other	Chemicals Africa and Fuels	268	560	331
		14 013	16 695	10 631
Liabilities in disposal groups held for sale	Segment
Investment in Republic of Mozambique Pipeline Investment
Company (Pty) Ltd (ROMPCO)¹	Gas	(1 509)	(2 136)	(1 771)
Central Térmica de Ressano Garcia S.A. (CTRG)²	Gas	(969)	(1 256)	(1 109)
Canadian shale gas assets	Gas	—	—	(824)
Paraffin based wax business³	Chemicals Eurasia	(3 363)	—	—
Secunda Synfuels Operations Air Separation Units	Chemicals Africa and Fuels	—	(18)	—
Interests in Etame Marin block and Block DE-8 offshore Gabon	Gas	—	(834)	—
Other	Chemicals Africa and Fuels	(2)	(333)	(2)
		(5 843)	(4 577)	(3 706)

1	Divestment of 30% of our equity interest in the ROMPCO pipeline is well underway for a consideration value of approximately R4,2 billion. Sasol will retain a 20% equity interest in the pipeline). The divestment is expected to be concluded in the next 12 months.
2	A sale securities purchase agreement was signed with Azura Power Limited for the divestment of our full shareholding in CTRG, the gas-to-power plant located in Ressano Garcia, Mozambique for a consideration of approximately R2,3 billion (US$145 million). The transaction is subject to a number of conditions precedent. The divestment is expected to be concluded in the next 12 months.
3	Sasol entered into a Sale and Purchase Agreement with a European based wax producer for the Sasol paraffin based wax business located in Hamburg Germany. The transaction is expected to close in the third quarter of 2022. The Fischer Tropsch Hard Wax business will be carved out from this transaction and will remain with Sasol.

Impairment/reversal of impairment

For all of the Group’s cash generating units (CGUs), excluding Chemical Work-Up & Heavy Alcohols, where indicators of impairment or reversal of impairment have been identified, the recoverable amounts of the CGUs were determined. The recoverable amounts exceeded the carrying amounts of the CGUs and reasonably possible changes to assumptions applied would not result in any impairment or the reversal of previous impairment.

Management has considered the sensitivity of the impairment calculations to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments.

Chemical Work-up & Heavy Alcohols CGU

The Chemical Work-up & Heavy Alcohols CGU recognised impairments of R1,7 billion during 2020 largely due to the reduced-price outlook as a result of the low oil price environment and the COVID-19 pandemic. A higher price outlook on the back of a sustained increase in demand for alcohols into the personal hygiene market during and post the COVID-19 pandemic, resulted in the reversal of impairment of R1,4 billion in this reporting period. The recoverable amount of R39,5 billion was determined with reference to the CGU’s recoverable amount using a discount (WACC) rate of 13,90% (June 2021: 14,03%).

19	Sasol Interim Financial Results 2022

SASOL LIMITED GROUP

Tax litigation and other legal matters

Sasol Financing International (SFI)/South African Revenue Service (SARS)

As reported previously, the SARS conducted an audit over a number of years on SFI which performs an offshore treasury function for Sasol. The audit culminated in the issue by SARS of revised tax assessments, based on the interpretation of the place of effective management of SFI. The potential tax exposure is R2,61 billion (including interest and penalties as at 31 December 2021), which is disclosed as a contingent liability.

SARS dismissed Sasol’s objection to the revised assessments and Sasol appealed this decision to the Tax Court and launched a review application in respect of certain elements of the revised assessments in respect of which the Tax Court does not have jurisdiction. Sasol also brought a review application against the SARS decision to register SFI as a South African taxpayer. SFI and SARS have agreed that the Tax Court related processes will be held in abeyance, pending the outcome of the judicial review applications. Final pleadings were exchanged between the parties with a court date set for 13 April 2022 for the first judicial review whilst further pleadings are being exchanged in the second judicial review to also prepare this matter for hearing without delay.

Securities class action against Sasol Limited and some of its current and former executive directors

A class action lawsuit was filed against Sasol Limited and several of its current and former officers in a Federal District Court in New York (the Court) on 5 February 2020.

The lawsuit alleges that Sasol violated US federal securities laws by allegedly making false or misleading public statements regarding Sasol’s LCCP between 2015 and 2020, specifically with respect to timing, costs, and control procedures (refer to the Group’s annual financial statements for the year ended 30 June 2021).

The Court dismissed the claims based on alleged misrepresentations about the effectiveness of internal controls over financial reporting and the management of the LCCP but found that the portions of the case related to the allegations of violations of U.S. securities laws based on alleged misrepresentations about LCCP cost estimates and schedules could move forward.

In December 2021, Sasol and Plaintiffs agreed to schedule and attend mediation in an attempt to settle the lawsuit. The mediation occurred on 16 and 17 February 2022 and the parties reached a provisional settlement. Finalisation of the settlement requires the negotiation of a formal settlement agreement by the parties and the approval of the Court.

It is important to note that Sasol’s Directors and Officers liability insurers have confirmed coverage under the policies for this matter and have paid Sasol’s litigation costs to date and we anticipate will also fund the final settlement.

Legal review of Sasol Gas NERSA maximum price decision and NERSA gas transmission tariff application (March 2013)

Pursuant to the 2013 NERSA decisions approving the Sasol Gas maximum gas prices and transmission tariffs, Sasol Gas implemented a standardised pricing mechanism in its supply agreements with customers in compliance with the applicable regulatory and legal framework. NERSA approved further maximum gas prices and transmission tariffs based on the same pricing and tariff mechanisms in November 2017.

Following a judicial review of the 2013 NERSA maximum gas price decision, the Constitutional Court of South Africa (Constitutional Court), on 15 July 2019 overturned the NERSA decision and referred the matter back to NERSA. The court confirmed that the new decision to be taken by NERSA regarding the maximum gas price will apply retrospectively from 26 March 2014 when the original decisions (now overturned) became effective.

The November 2017 NERSA Maximum gas price decision relating to the period from July 2017 was based on the same principles as the 2013 decision. Following a legal review application by the Industrial Gas Users Association of Southern Africa (IGUA-SA), whose members include a number of large gas customers, this NERSA decision was overturned on 3 May 2021. Accordingly, the new 2021 maximum gas price decision by NERSA will apply to this period as well.

After the abovementioned outcome of the litigation in the Constitutional Court, NERSA had to approve new maximum gas prices for Sasol in terms of the provisions of the South African Gas Act 48 of 2001. In April 2020 NERSA adopted a new maximum gas price methodology which it published in June 2020. In response to the Sasol Gas price application submitted to NERSA in December 2020, NERSA published its maximum gas price decision on 6 July 2021. In this decision NERSA approved maximum gas prices for Sasol Gas for the period from 2014 up to 2021 and also determined how the maximum prices are to be determined for 2022 and 2023. Sasol Gas adopted a revised actual gas price methodology in terms of its supply agreements with customers in order to comply with the new NERSA maximum gas price decision.

The future implementation of the new NERSA approved maximum gas price could have a material adverse effect on our business, operating results, cash flows and financial condition. Because the new maximum gas prices approved by NERSA for the period of the overturned decision is lower than the actual price charged to a large number of Sasol Gas’ customers, a retrospective liability may arise for Sasol Gas when customers institute claims for compensation based on the differences between the new approved maximum gas prices and actual gas prices historically charged by Sasol Gas. Sasol Gas raised a provision of R1,6 billion as at 31 December 2021 (30 June 2021: R1,4 billion) in respect of these anticipated claims by customers.

In December 2021 IGUA-SA launched a legal review application in which it sought to overturn the maximum gas price decision by NERSA as published at the start of July 2021 approving Maximum Gas Prices for Sasol Gas for the period from 2014 – 2023. Both NERSA and Sasol Gas are cited in this further litigation. The applicant alleges that the NERSA decision is unreasonable and irrational as the decision does not mimic a competitive market and fails to comply with the directives contained in the abovementioned Constitutional Court decision.

NERSA and Sasol Gas will oppose the application. The current 2021 NERSA maximum gas price decision remains in force until such time as it is set aside (if at all) by a competent court and NERSA makes a new decision. The legal obligations for Sasol Gas flowing from the existing decision accordingly also remain unaffected by this application pending the decision of the court.

Other litigation and tax matters

From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business. A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that the outcome of any of these cases would have a material effect on the Group’s financial results.

20	Sasol Interim Financial Results 2022

Related party transactions

The Group, in the ordinary course of business, entered into various sale and purchase transactions on an arm’s length basis at market rates with related parties.

Significant events and transactions since 30 June 2021

In accordance with IAS 34 ‘Interim Financial Reporting’, we have included below explanations of events and transactions which are significant to obtain an understanding of the changes in our financial position and performance since 30 June 2021:

•	Losses of R5,3 billion on the valuation of financial instruments and derivative contracts;
•	Reversal of impairment of R1,4 billion related to the Chemicals Work-up & Heavy Alcohols CGU;
•	Gain on realisation of FCTR of R4,9 billion relating to the divestment of all our interests in Canada; and
•	Our paraffin based wax business in Hamburg, Germany classified as held for sale at 31 December 2021.

Subsequent events

There were no events that occurred subsequent to 31 December 2021 other than the provisional settlement reached in respect of the securities class action. Refer to page 20.

Financial instruments

Fair value

Fair value is determined using valuation techniques as outlined unless the instrument is listed in an active market. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The table below represents significant financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 31 December 2021. This includes the US dollar bonds, interest rate swap, ethane swap, Brent crude oil put options, Brent crude oil zero-cost collars, zero-cost foreign exchange collars and certain embedded derivatives which were considered to be significant financial instruments for the Group. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13.

Level 1   Quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).

Level 3   Inputs for the asset or liability that are unobservable.

21	Sasol Interim Financial Results 2022

SASOL LIMITED GROUP

	Half year		Full year
	31 Dec 21		30 Jun 21
	Carrying	Fair	Carrying	Fair
	value	value	value	value			Fair value
	Reviewed	Reviewed	Audited	Audited			hierarchy
Financial instrument	Rm	Rm	Rm	Rm	Valuation method	Significant inputs	of inputs
Measured at fair value
Commodity and currency derivative assets	212	212	1 436	1 436	Forward rate interpolator model, appropriate currency specific discount curve,	Foreign exchange contracted rates, market foreign exchange rates,	Level 2
Commodity and currency derivative liabilities	(4 424)	(4 424)	(2 456)	(2 456)	expected cash flows, numerical approximation	forward contract rates, market commodity prices, crude oil prices
Embedded derivative assets¹,²	651	651	887	887	Forward rate interpolator model, discounted expected cash	US PPI Index, US labour Index, US Dollar and ZAR treasury curves,	Level 3
Embedded derivative liabilities¹	(985)	(985)	(514)	(514)	flows, numerical approximation, as appropriate	Rand zero swap discount rate, Interpolated EUR/ZAR forward rate
Interest rate swap liability	(1 680)	(1 680)	(2 103)	(2 103)	Discounted net cash flows, using a swap curve to infer the future floating cash flows	US Dollar Overnight Indexed Swap (OIS) curve, recovery probabilities	Level 2
Measured at amortised cost
Listed long-term debt	(76 684)	(78 563)	(68 405)	(72 226)
Unlisted long-term debt	(32 196)	(32 196)	(34 238)	(34 274)

1	The Group entered into two long-term gas supply agreements to SO commencing in 2018 and 2021 respectively. In terms of these agreements, Sasol pays a fixed fee over the duration of the agreement for the supply of oxygen and other gasses. A portion of the fixed fee is payable in US dollar and escalates based on US labour and inflation indices. This resulted in two embedded derivatives being separately recognised as a financial asset of R29 million (2021- R256 million) and financial liability of R985 million (2021 - R514 million) measured at fair value through profit or loss. The increase in fair value of the derivative liability compared to June 2021 is as a result of the weakening of the rand and is recognised in derivative gains/losses in the statement of comprehensive income.
2	Relating to the long-term gas supply agreement entered into in 2021, a portion of this fixed fee is determined with reference to the rand/euro exchange rate on the effective date of the agreement. Thereafter this fixed fee does not escalate, and it will be payable in rand over the term of the contract. Sasol’s exposure to foreign currency fluctuations from the date of signing the sales agreement up to the effective date of the sale when the euro fixed fee was fixed is separately recognised as an embedded derivative at fair value through profit or loss. The carrying value of the derivative at 31 December 2021 was R622 million (2021 – R631 million).

There were no transfers between levels for recurring fair value measurements during this reporting period. There was no change in valuation techniques compared to the previous financial period. For all other financial instruments, fair value approximates carrying value.

22	Sasol Interim Financial Results 2022

Sensitivity analysis

The fair value of the embedded derivative financial instrument contained in a long-term oxygen supply contract to SO is impacted by a number of observable and unobservable variables at valuation date. The sensitivities provided below reflect the impact on fair value as a result of movements in the significant input variables utilised for valuation purposes.

		US$/Rand Spot price		US$ Swap curve		Rand Swap curve
31 December 2021		+R1/US$	+R1/US$	+0,10%	-0,10%	+1,00%	-1,00%
Oxygen supply contract embedded derivatives	Rm	(594)	608	115	(102)	(854)	1 006

		US$/Rand Spot price		US$ Swap curve		Rand Swap curve
30 June 2021		+R1/US$	+R1/US$	+0,10%	-0,10%	+1,00%	-1,00%
Oxygen supply contract embedded derivatives	Rm	(601)	601	98	(99)	(825)	955

Interest rate benchmark reform

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The Group’s main exposure to IBORs arise from the US Dollar-denominated term loan, revolving credit facilities and interest rate swaps which all reference the variable 3-month US dollar London Interbank Overnight Rate (LIBOR). On 29 September 2021 the Financial Conduct Authority (FCA) confirmed that it expects that the 3-month US dollar settings will continue to be published based on the current ‘panel bank’ LIBOR methodology, and on a representative basis, until end-June 2023.

As a result, the contractual arrangements relating to the term loan and revolving credit facilities were amended to replace the US dollar LIBOR with the Secured Overnight Financing Rate (SOFR). The transition also entailed the addition of a fixed credit adjustment spread to the SOFR and new fallback clauses. The fixed credit adjustment spread is based on the rate published by Bloomberg Index Services Limited following the FCA‘s Cessation Announcement on 5 March 2021. The amendments will be effective from 15 March 2022.

The Group has applied the relief of ‘Interest Rate Benchmark Reform – Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16’ (IBOR reform Phase 2) to these contract amendments. The reliefs apply upon the transition of a financial instrument from an IBOR to a risk-free-rate (RFR). Changes to the basis for determining contractual cash flows as a result of interest rate benchmark reform are required as a practical expedient to be treated as changes to a floating interest rate, provided that the transition from the IBOR benchmark rate to RFR takes place on an economically equivalent basis.

Sasol has notified its six counterparty hedging banks to the interest rate swaps of its intention to transition the reference rate from LIBOR to SOFR in order to align the swaps to the underlying facilities. As of 31 December 2021, one amendment was finalised with another completed in January 2022. The amendments for these swaps were on the same basis as for the underlying facilities and are also effective from 15 March 2022. The interest rate swaps are designated as hedging instruments in a cash flow hedge. IBOR reform Phase 2 provides temporary reliefs that allow the Group’s hedging relationships to continue upon the replacement of an existing interest rate benchmark with an RFR. The reliefs require the Group to amend hedge designations and hedge documentation. This includes redefining the hedged risk to reference an RFR, redefining the description of the hedging instrument and/or the hedged item to reference the RFR and amending the method for assessing hedge effectiveness. The transition process for the remaining four counterparties is ongoing and the Group has continued to apply the Phase 1 relief to these hedging relationships. The swaps that have not yet transitioned have a notional amount of $1,3 billion (R20 billion) and a carrying amount of $78 million (R1,2 billion) as at 31 December 2021.

Hedge ineffectiveness arising from the impacts of the reform has been fully recognised in profit or loss.

Reportable irregularity raised by independent auditor

A management review was commissioned following the revisions to the Energy production volume forecast issued on 14 December 2021. The objective of the independent review was to assess the current governance framework in place over the production volume forecasting process, integrated planning and performance management process within the Energy business and the resultant input into the forecast process, the effectiveness thereof (including a detailed root cause analysis) and recommendations for improvement.

Sasol’s independent auditor, PricewaterhouseCoopers Incorporated (PwC), reported a reportable irregularity as defined in the Auditing Profession Act number 26 of 2005 (RI) to the Independent Regulatory Board for Auditors in South Africa. PwC has concluded that the act or omission has been remediated, is no longer continuing and that adequate steps have been taken for the prevention or recovery of any loss as a result thereof, if relevant. PwC has expressed an unmodified review opinion on the condensed consolidated interim financial statements for the six months ended 31 December 2021.

The RI pertained to the revision to the Energy production volume forecast. The Board has put the necessary corrective actions in place including, but not limited to, structural changes and enhanced internal controls and governance processes, and has concluded that the RI has been closed.

The RI had no impact on the financial results for the six months ended 31 December 2021.

Independent review by the auditors

These condensed consolidated interim financial statements for the six months ended 31 December 2021 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified conclusion thereon. The individual auditor assigned to perform the review is Johan Potgieter. The auditor's report does not extend to the information contained in pages 1 to 7 of this results announcement, including pro forma financial information. The auditor’s report is included on page 25 of this results announcement.

Pro forma financial information

Core HEPS, EBITDA and adjusted EBITDA included in this announcement constitute pro forma financial information, as defined by the JSE Limited Listings Requirements. Pro forma financial information is similar to non-GAAP measures as defined by the United States Securities and Exchange Commission.

The pro forma financial information is the responsibility of the board of directors and is presented for illustrative purposes only. Because of its nature, the pro forma financial information may not fairly present Sasol’s financial position, changes in equity, results of operations or cash flows. The underlying information, used in the preparation of the pro forma financial information, has been prepared using accounting policies which comply with IFRS and are consistent with those applied in the published Group consolidated annual financial statements for the year ended 30 June 2021.

This pro forma information has not been reviewed or reported on by the Group’s auditors, PricewaterhouseCoopers Inc.

23	Sasol Interim Financial Results 2022

SASOL LIMITED GROUP

Independent auditor’s review report on interim financial statements

To the Shareholders of Sasol Limited

We have reviewed the condensed consolidated interim financial statements of Sasol Limited and its subsidiaries (together the “Group”) in the accompanying interim financial results, set out on pages 8 to 24, which comprise the condensed consolidated statement of financial position as at 31 December 2021 and the related condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the six-months then ended, and selected explanatory notes.

Directors’ responsibility for the interim financial statements

The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of the Group for the six months ended 31 December 2021 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Report on other legal and regulatory requirements

In accordance with our responsibilities in terms of sections 44(2) and 44(3) of the Auditing Profession Act, we report that we have identified a reportable irregularity in terms of the Auditing Profession Act. We have reported such matter to the Independent Regulatory Board for Auditors. The matter pertaining to the reportable irregularity has been described on page 23 of the condensed consolidated interim financial statements.

PricewaterhouseCoopers Inc.

Director: Johan Potgieter

Registered Auditor

Johannesburg, South Africa

21 February 2022

24	Sasol Interim Financial Results 2022

Registered office:	Sasol Place, 50 Katherine Street, Sandton, Johannesburg, 2190 Private Bag X10014, Sandton, 2196, South Africa

Share registrar:

JSE Investor Services Proprietary Limited
13th Floor, 19 Ameshoff Street, Braamfontein, 2001, Republic of South Africa
PO Box 4844, Johannesburg, 2000, Republic of South Africa
Tel: 0800 800 010, Email: sasol@jseinvestorservices.co.za

JSE Sponsor:	Merrill Lynch South Africa Proprietary Limited t/a BoFA Securities

Directors (Independent Non-executive):	Mr SA Nkosi (Chairman), Mr MJ Cuambe (Mozambican), Ms MBN Dube, Dr M Flöel (German), Ms KC Harper (American), Ms GMB Kennealy, Ms NNA Matyumza, Ms MEK Nkeli, Mr S Subramoney, Mr S Westwell (British)˄

Directors (Executive):

Mr FR Grobler (President and Chief Executive Officer), Mr VD Kahla (Executive Director and Executive Vice President: Strategy, Sustainability and Integrated Services), Mr P Victor (Chief Financial Officer)

Company Secretary:	Ms M du Toit

Company registration number:	1979/003231/06, incorporated in the Republic of South Africa

Income tax reference number:	9520/018/60/8

Ordinary shares	JSE	NYSE
Share code:	SOL	SSL
ISIN:	ZAE000006896	US8038663006

Sasol BEE Ordinary shares
Share code:	SOLBE1
ISIN:	ZAE000151817

American depository receipts (ADR) program:	Cusip number 803866300	ADR to ordinary share 1:1

Depositary:	J.P. Morgan Depositary Receipts, 383 Madison Avenue, Floor 11, New York, NY 10179, United States of America

Sandton, 21 February 2022

25	Sasol Interim Financial Results 2022

SASOL LIMITED GROUP

Disclaimer – Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic, and measures taken in response, on Sasol’s business, results of operations, markets, employees, financial condition and liquidity; the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and GHG emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 22 September 2021 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word “calendar”.

Comprehensive additional information is available on our website: www.sasol.com

26	Sasol Interim Financial Results 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 February 2022	By:	/s/ Michelle du Toit
	Name:	Michelle du Toit
	Title:	Company Secretary